SEC
Mail Processing
Section

FEB 25 2010

[redacted] Washington, DC
122

10026910

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51808

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: G.L.S. & ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Clinton Avenue; Suite 707
(No. and Street)

Huntsville,	Alabama	35801
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory L. Smith — (256) 539-4805
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Byrd, Smalley, & Adams, PC
(Name – *if individual, state last, first, middle name*)

237 Johnston Street SE	Decatur	Alabama	35601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD
3/9/2010

OATH OR AFFIRMATION

I, Gregory L. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of G.L.S. & Associates, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLS & ASSOCIATES, INC.

ANNUAL REPORT

FORM X-17-A

December 31, 2009

GLS & ASSOCIATES, INC.

TABLE OF CONTENTS

Byrd, Smalley
& Adams, P.C.
Certified Public Accountants & Consultants

Telephone (256) 353-1611
Facsimile (256) 353-1578

237 Johnston Street S.E.
Post Office Box 2179
Decatur, AL 35602-2179

www.byrdsmalley.com

Larry O. Byrd, CPA
Timothy A. Smalley, CPA
John R. Adams, CPA

Laura S. Berry, CPA
Kerry A. Burroughs, CPA
Daphne L. Baker, CPA
Shannon C. Dunaway, CPA
Lisa A. Nuss, CPA
James B. Cole, CPA
Emily R. Corzine, CPA
L. Odette Yeager, CPA

Independent Auditor's Report

Board of Directors
G.L.S & Associates, Inc.
Huntsville, Alabama

We have audited the accompanying statements of financial condition of G.L.S & Associates, Inc. as of December 31, 2009 and 2008, and the related statements of income, the statements of cash flows, changes in stockholders' equity, and changes in liabilities subordinated to claims of general creditors for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of G.L.S. & Associates, Inc. as of December 31, 2009 and 2008, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Byrd, Smalley & Adams, P.C.

February 22, 2010

G.L.S. & Associates, Inc.
STATEMENT OF FINANCIAL CONDITION
December 31,

	2009	2008
ASSETS		
Current Assets		
Cash	$ 102,484	$ 51,516
Accounts receivable	47,645	103,750
Associate receivable	15,034	6,381
Total Current Assets	165,163	161,647
Fixed Assets		
Equipment, net of depreciation	15,392	19,820
TOTAL ASSETS	$ 180,555	$ 181,467
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Payable to brokers	$ 28,111	$ 61,213
Accounts payable and accrued liabilities	90,889	61,885
Total Current Liabilities	119,000	123,098
Stockholders' Equity		
Common Stock	1,000	1,000
Treasury Stock	(24,000)	(24,000)
Retained Earnings	84,555	81,369
Total Stockholders' Equity	61,555	58,369
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 180,555	$ 181,467

The accompanying notes are an integral part of these financial statements

G.L.S. & Associates, Inc.
STATEMENT OF INCOME
For the years ended December 31,

	2009	2008
INCOME		
Commissions income	$ 444,468	$ 442,905
Bond Management Program income	246,385	114,167
Seasonal Equity Program income	131,747	69,846
Trails income	617,941	723,743
Securities income	29,569	31,087
TOTAL INCOME	1,470,110	1,381,748
OPERATING EXPENSES		
Salaries and commissions	988,885	922,673
Payroll taxes	51,257	47,594
Employee benefits	133,636	123,483
Rent	107,078	104,202
Insurance	41,942	44,423
Office expenses	28,231	22,424
Advertising	20,849	28,145
Meals and entertainment	12,125	12,021
Fees and subscriptions	20,507	21,796
Licenses and taxes	1,799	2,020
Telephone	17,186	14,824
Sales training	18,855	29,857
Accounting	8,040	8,650
Repairs and maintenance	-	5,465
Travel and transportation	3,915	-
Depreciation	4,877	8,614
Miscellaneous	1,736	1,250
TOTAL OPERATING EXPENSES	1,460,918	1,397,441
INCOME (LOSS) FROM OPERATIONS	9,192	(15,693)
OTHER INCOME (EXPENSES)		
Other Income	-	17,636
Other gains and losses	(959)	(1,489)
Interest expense	(209)	(646)
TOTAL OTHER INCOME	(1,168)	15,501
INCOME BEFORE INCOME TAXES	8,024	(192)
PROVISION FOR INCOME TAXES	(4,838)	(3,659)
NET INCOME (LOSS)	$ 3,186	$ (3,851)

The accompanying notes are an integral part of these financial statements.

G.L.S. & Associates, Inc.
STATEMENT OF CASH FLOWS
For the years ended December 31,

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (loss)	$ 3,186	$ (3,851)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	4,877	8,614
(Increase) decrease in accounts receivable	56,105	2,960
(Increase) decrease in associate receivable	(8,653)	(1,641)
(Increase) decrease in prepaid expenses	-	11,770
Increase (decrease) in accounts payable	(4,098)	(46,249)
(Gain) loss on sale of temporary investments	959	1,489
Total adjustments	49,190	(23,057)
Net cash provided (used) by operating activities	52,376	(26,908)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash payments for purchase of property	(1,408)	(4,437)
Cash payments for the purchase of temporary investments	-	(23,167)
Cash payments for the purchase of treasury stock	-	-
Cash proceeds from sale of temporary investments	-	47,171
Net cash provided (used) by investing activities	(1,408)	19,567
Net increase (decrease) in cash and cash equivalents	50,968	(7,341)
Cash and cash equivalents at beginning of year	51,516	58,857
Cash and cash equivalents at end of year	$ 102,484	$ 51,516
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest	$ 209	$ 646
Income taxes	$ 3,746	$ 14,245

The accompanying notes are an integral part of these financial statements.

G.L.S. & Associates, Inc.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Years Ended December 31,

	2009	2008
Stockholders' Equity, Beginning of Period	$ 58,369	$ 62,220
Net Income (Loss)	3,186	(3,851)
Stockholders' Equity, End of Period	$ 61,555	$ 58,369

The accompanying notes are an integral part of these financial statements.

G.L.S. & Associates, Inc.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For the years ended December 31,

	2009	2008
Balance, Beginning of Period	$ -	$ -
Increases (Decreases)	-	-
Balance, End of Period	$ -	$ -

The accompanying notes are an integral part of these financial statements.

NOTE 1 ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer firm and an investment advisory firm. The broker dealer is a member of FINRA and SIPC. The investment advisor firm is registered with the SEC. The Company is an Alabama Corporation.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The Company prepares its financial statements using U.S. generally accepted accounting principles on the accrual basis.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to makes estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Commissions and other Investment Advisory Fees: The Company earns commissions from the purchase of investment products by its customers. It also receives additional compensation, on an annual, quarterly, or monthly basis, for continuing management of the assets.

Income Taxes: The amount of current or deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits, if material, are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ACS 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Property and Equipment: Property and equipment are stated at cost. Depreciation is provided on a straight-line basis over the estimate useful lives of the assets.

Statement of Cash Flows: For the purposes of cash flows, the Company considers all short-term investments with a maturity of three months or less to be cash equivalents.

NOTE 3 ACCOUNTS RECEIVABLE

Accounts receivable consists of the following at December 31,:

	2009	2008
Mutual Fund Commissions	$ 4,440	$ 13,226
Bond Management Program Commission	18,374	5,237
Seasonal Equity Program Commission	1,555	2,360
Variable Annuity Commissions	646	16,054
Trails Commissions--Variable Annuities	22,630	66,853
Corporate Bonds Commissions	-	20
Total Accounts Receivable	$ 47,645	$ 103,750

All commissions are deemed collectible by management; therefore, there is no allowance for doubtful accounts.

NOTE 4 PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31, 2009 and 2008:

	2009	2008
Equipment & Furnishings	56,017	59,447
Less: Accumulated Depreciation	(40,625)	(39,627)
Total Property and Equipment	$ 15,392	$ 19,820

NOTE 5 INVESTMENTS

The company invests excess funds in short-term investments. These investments resulted in a realized loss of $1,489 and $-0- during the year ended December 31, 2008 and 2009, respectively. The Company did not hold any trading securities at December 31, 2009 or 2008.

NOTE 6 STOCKHOLDERS' EQUITY

The company has authorized 10,000 shares of $.10 par value common stock. At December 31, 2009, and 2008, 9,900 shares were outstanding. Treasury stock of 100 shares have been recorded at cost.

NOTE 7 RETIREMENT PLAN

The company sponsors a retirement plan for the employees. Participants are allowed to defer up to $16,500 (employees over age 50 may defer an additional $5,500), and the company matches up to four percent of eligible compensation. Additionally, the Company may elect to make an additional discretionary contribution amount. The company contributed $60,859 and $49,535 for the years ended December 31, 2009 and 2008,

NOTE 8 FINANCIAL INSTRUMENTS AND CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade accounts receivable. The Company's revenues are dependent upon the fluctuations of the stock market. Consequently, the ability of the Company to collect the amounts due from it customer is affected by economic fluctuations related to this industry.

The company maintains bank balances at a financial institution located in Huntsville, Alabama. The Federal Deposit Insurance Company (FDIC) insures accounts up to $250,000 at each institution. At December 31, 2009 and 2008, the company had no uninsured balances.

NOTE 9 INCOME TAXES

The Company uses an accelerated depreciation method for tax purposes. As a result of the difference of accounting for depreciation for tax purposes and book purposes, a net deferred tax liability is created; however, the amounts are immaterial to the financial statements.

The current and deferred, if material, portions of the income tax expense (benefit) included in the statement of operations as determined in accordance with FASB ACS 740 are as follows:

	2009	2008
Current Federal Income Tax	3,509	2,663
Current Alabama Income Tax	1,329	996
	$ 4,838	$ 3,659

NOTE 9 INCOME TAXES (continued)

The Company does not have any tax positions at the end of the year for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within twelve months of the reporting date.

The Company's federal and state income tax returns are subject to audit, generally for a period of three years from the date they were filed. The IRS commenced an examination of the Company's federal income tax returns for the year 2007 in the last quarter of 2009 that is expected to be completed by the end of 2010. As of February 22, the IRS has not proposed any adjustments to the Company's tax position.

NOTE 10 LEASES

The company leases its office facilities in Huntsville, Alabama. The current lease has been extended to February 28, 2010. The base (minimum) monthly lease payments from March 1, 2007 through February 28, 2008 are $5,867. For the period beginning March 1, 2008 through February 28, 2009 the minimum payments will be $6,013. For the period beginning March 1, 2009 through February 28, 2010 the minimum payments will be $6,165. Rent expense for the years ended December 31, 2009 and 2008 were $78,718 and $76,042, respectively. In February, 2010, this lease was extended another 36 months with similar terms.

Future minimum rental payments are as follows:

2010	12,330

Additional amounts are also due under the terms of the lease for excess building operating costs.

The company also has a lease for a condominium in Orange Beach, Alabama owned by the President of G.L.S. and Associates. The lease is cancelable upon 30 days notice by either party. The condo is available for use by employees and business associates of G.L.S. & Associates. Rent is charged at $2,500 per month. Rent expense for the years ended December 31, 2009 and 2008 were $28,360 and $28,160, respectively.

NOTE 11 RELATED PARTY TRANSACTIONS

The Company has entered into a lease for a condominium which is owned by the President of G.L.S. & Associates. See Note 10 for details of the lease.

NOTE 12 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $22,876, which was $14,942 in excess of its required net capital of $7,934. At December 31, 2008, the Company had net capital of $25,493, which was $17,286 in excess of its required net capital of $8,207.

NOTE 13 SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 22, 2010, the date which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

G.L.S. & Associates, Inc.
COMPUTATION OF NET CAPITAL
December 31,

	2009	2008
Total stockholders' equity from Statement of Financial Condition	$ 61,555	$ 58,369
Deduct stockholders' equity not allowable for Net Capital	-	-
Total stockholders' equity qualified for Net Capital	61,555	58,369
Deductions and/or changes:		
Nonallowable assets from Statement of Financial Condition		
Property and equipment, net	15,392	19,820
Accounts receivable - Commissions	82	3,560
Accounts receivable - Registered Investment Advisor Fee	8,171	3,115
Associate receivable	15,034	6,381
Total nonallowable assets from Statement of Financial Condition	38,679	32,876
Net Capital, before haircuts on securities positions	22,876	25,493
Haircut on securities: other securities	-	-
Net Capital	22,876	25,493
Net Capital Requirement	7,934	8,207
Excess Net Capital	$ 14,942	$ 17,286

See accountants' report and notes to the financial statements.

G.L.S. & Associates, Inc.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
December 31, 2009 and 2008

The firm of G.L.S. & Associates, Inc. is exempt from SEC Rule 15c3-3 under section K(1) due to limited business (mutual funds and /or variable annuities only).

G.L.S. & Associates, Inc.
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
December 31, 2009 and 2008

The firm of G.L.S. & Associates, Inc. is exempt from SEC Rule 15c3-3 under section K(1) due to limited business (mutual funds and /or variable annuities only).

See accountants' report and notes to the financial statements.

G.L.S. & Associates, Inc.
RECONCILIATION OF NET CAPITAL
12/31/2009

Line	Description	As Originally Reported	As Audited	Difference	Explanation
BALANCE SHEET					
17	Accounts Payable	91,155	90,889	(266)	Additional accrual of income tax
INCOME STATEMENT					
15	Other expenses compensation & benefits	207,289	207,291	(2)	Additional 401(k) match
18	Provision for income tax	(14,761)	(14,493)	268	Additional accrual of income tax

NET CAPITAL COMPUTATION: As a result of the above modifications, net capital increased by $266.

See accountants' report and notes to the financial statements

G.L.S. & Associates, Inc.
COMPUTATION OF AGGREGATE INDEBTNESS
December 31,

	2009	2008
Total liabilities from Statement of Financial Condition	$ 119,000	$ 123,098
Less: Non-Aggregate Indebtedness	-	-
Total Aggregate Indebtedness	$ 119,000	$ 123,098

See accountants' report and notes to the financial statements.

Byrd, Smalley
& Adams, P.C.
Certified Public Accountants & Consultants

Telephone (256) 353-1611
Facsimile (256) 353-1578

237 Johnston Street S.E.
Post Office Box 2179
Decatur, AL 35602-2179

www.byrdsmalley.com

Larry O. Byrd, CPA
Timothy A. Smalley, CPA
John R. Adams, CPA

Laura S. Berry, CPA
Kerry A. Burroughs, CPA
Daphne L. Baker, CPA
Shannon C. Dunaway, CPA
Lisa A. Nuss, CPA
James B. Cole, CPA
Emily R. Corzine, CPA
L. Odette Yeager, CPA

Board of Directors
GLS & Associates, Inc.
Huntsville, Alabama

In planning and performing our audit of the financial statements of G.L.S. & Associates, Inc., as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charge with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Byrd, Smalley & Adams, P.C.

February 22, 2010